Exhibit 99.1

Scotiabank Announces Redemption of Preferred Shares Series 17

/NOTE TO EDITORS: NOT FOR DISSEMINATION OR DISTRIBUTION IN THE UNITED STATES/

TORONTO, March 10, 2017 /CNW/ - Scotiabank (BNS: TSX, NYSE) today announced that it intends to exercise its right to redeem all outstanding Non-cumulative Preferred Shares Series 17 of Scotiabank (the "Series 17 Shares") on April 26, 2017, at a price equal to $25.00 per share, together with all declared and unpaid dividends. Formal notice will be issued to shareholders in accordance with the share conditions.

The redemption has been approved by the Office of the Superintendent of Financial Institutions and will be financed out of the general funds of Scotiabank.

On February 28, 2017, the Board of Directors of Scotiabank announced a quarterly dividend of $0.350000 per Series 17 Share. This will be the final dividend on the Series 17 Shares and will be paid in the usual manner on April 26, 2017, to shareholders of record at the close of business on April 4, 2017, as previously announced.

Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and Asia-Pacific. We are dedicated to helping our 23 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 88,000 employees and assets of $887 billion (as at January 31, 2017), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/10/c2769.html

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For further information: Jake Lawrence, Senior Vice President, Investor Relations, Scotiabank, (416) 866-5712, jake.lawrence@scotiabank.com

CO: Scotiabank

CNW 16:30e 10-MAR-17